

Mail Stop 7010

June 26, 2006

via U.S. mail and facsimile

Baruh Hayut
Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

> **RE:** **Modern Medical Modalities Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB/A for the Fiscal Year Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 0-23416**

Dear Mr. Hayut:

We have reviewed your response letter dated June 22, 2006 and have the following additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 16 – Litigation, page F-25

1. We note your response to comment 6 in our letter dated June 15, 2006. You state, "[a]s stated in footnote 16 and the strong possibility of an insurance settlement we believe that it is probable and estimable that the company will have no loss contingency, therefore we have accrued no loss contingency in the financial statements." An insurance settlement is a gain contingency. Loss contingencies are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for the right of setoff. As such, please tell us the probable and estimable amount of loss for the April 2004 lawsuit, independent of any amount that may be paid through insurance. If there is a probable and estimable amount of loss for the April 2004 lawsuit, please restate your consolidated balance sheet to recognize a liability for the loss

contingency and an asset for the gain contingency, if the requirements of SFAS 5 are met for recognizing gain contingencies. Please also include disclosure that you recognized a gain contingency for this lawsuit, as you believe the insurance proceeds are recoverable and collectible and meet the requirements of SFAS 5 for recognition. Otherwise, please provide us with your SAB 99 analysis, if you do not believe recognizing the asset and liability, as appropriate, is material to your consolidated balance sheet.

2. We note your response to comment 7 in our letter dated June 15, 2006. Based on your responses that you have not been required to make any payments, have not relinquished any of your insurance claims, and there are no actions taken against you or are outstanding as of December 31, 2005 and March 31, 2006, it is unclear to us what you are trying to communicate to investors with regards to the insurance companies actions in which you are a defendant provider in interest. Please tell us what you mean by your statement in your fiscal year 2005 Form 10-KSB, "[i]n all instances to date, the Company has agreed to relinquish its various claims and be dismissed from the law suits." Have you at any time with regards to these actions relinquished any of your insurance claims? If you have, please tell us the amount relinquished, including the time period in which you recognized revenue related to these relinquished insurance claims. Please tell us the status of these actions. Please also include the status of these actions in your disclosure in future filings.

General – Restatements

3. Based on the above comments requesting you to amend your Form 10-KSB for the fiscal year ended December 31, 2005, please address the following items:

- If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended Form 10-KSB. We remind you that when you file your amended Form 10-KSB, you should appropriately address the following:
  o   An explanatory paragraph in the reissued audit opinion;
  o   Full compliance with SFAS 154, paragraphs 25 and 26;
  o   Fully update all affected portions of the document, including MD&A;
  o   Updated Item 8A disclosures should include the following:
    –   A discussion of the restatement and the facts and circumstances surrounding it;
    –   How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
    –   Changes to internal control over financial reporting; and

      –   Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.

        Refer to Items 307 and 308(c) of Regulation S-B.

 o   Updated certifications.

*   *   *   *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Houser at (202) 551-3736, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief